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                                                                    EXHIBIT 99.1

  NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

                        HOLLINGER INC. ANNOUNCES OFFERING
                            OF SUBSCRIPTION RECEIPTS

          Transaction To Raise Gross Proceeds Of Up To CDN$211 Million

      Toronto, Canada, April 2, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has entered into an agency agreement with Westwind Partners Inc. ("Westwind") in respect of the offering and sale of up to 20,096,919 subscription receipts (the "Subscription Receipts") of Hollinger at a price of CDN$10.50 per Subscription Receipt, for gross proceeds to Hollinger of up to CDN$211 million.

      Each Subscription Receipt represents the right to receive, without payment of any additional consideration, one Series II Preference Share of Hollinger upon satisfaction of the Escrow Conditions (as defined below). All outstanding Subscription Receipts will be automatically exercised and the Series II Preference Shares will be issued immediately following satisfaction by Hollinger of each of the Escrow Conditions.

      The closing of the offering and sale of the Subscription Receipts will take place on or about April 6, 2004, subject to customary closing conditions for a transaction of this nature.

      Peter G. White, Co-Chief Operating Officer of Hollinger, said, "We are extremely pleased to be proceeding with this transaction. When completed, it will resolve Hollinger Inc.'s current liquidity problems resulting from Hollinger International's unilateral cutting off payment of overdue management fees and stopping payment of dividends. Upon completion of the offering, Hollinger Inc. will be able to, and will, reduce its debt, improve its balance sheet, meet its redemption and dividend obligations to its shareholders and otherwise have funds available for general corporate purposes."

      The gross proceeds from the sale of the Subscription Receipts will be held in escrow (the "Escrowed Amount") by a licensed trust company (the "Escrow Agent"). If the Escrow Conditions are not satisfied before 5:00 p.m. (Toronto time) on June 15, 2004, the Escrow Agent will return to holders of Subscription Receipts the issue price together with their pro rata entitlement to interest on the issue price thereon, less any applicable withholding taxes.

      The escrow conditions (collectively, the "Escrow Conditions") are substantially as follows:

(a)   Hollinger having taken all steps necessary in order to redeem or repurchase up to 35% of the aggregate principal amount of its 11.875% senior secured notes due 2011 (the "Notes") in accordance with the terms of the indenture governing the Notes (the "Indenture") and Hollinger having taken all steps necessary to release an aggregate of 8,784,406 single-voting shares of Class A Common Stock (the "International A
      Shares") of Hollinger International Inc. ("International") currently pledged pursuant to the
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      Indenture, other than the deposit by Hollinger of the aggregate redemption or repurchase price for such redeemed or repurchased Notes (the "Note Redemption Price");

(b) Hollinger having taken all steps necessary in order to complete a concurrent allocation offer to the holders of the Notes pursuant to the Indenture to purchase at par the outstanding Notes remaining after completion of (a) above, other than the deposit by Hollinger with the trustee under the Indenture of the aggregate allocation offer amount payable to holders of Notes who accept such offer (the "Allocation Amount"), and the Allocation Amount not exceeding US$2,000,000 in the aggregate (without the consent of Hollinger);

(c) Hollinger having taken all steps necessary in order to redeem all of the issued and outstanding Series III Preference Shares of Hollinger at a price of CDN$10.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to and including the redemption date, other than the deposit by Hollinger with the registrar and transfer agent for the Series III Preference Shares of the aggregate redemption price for such Series III Preference Shares (the "Series III Redemption Price");

(d) Hollinger having taken all steps necessary in order to cash collateralize or otherwise release from the pledge under the Indenture all remaining International A Shares held, directly or indirectly, by Hollinger which are pledged pursuant to the Indenture, other than the deposit by Hollinger of the aggregate cash collateralized amount or such other amount required pursuant to the Indenture in respect of the release of such shares (the "Cash Collateralized Amount");

(e) a public announcement by Hollinger to the effect that retractions of the Series II Preference Shares will be honoured, subject to the Escrow Agent completing each of the Mandatory Payments (as defined below) and the receipt by the Share Escrow Agent (as defined below) of the Escrowed Shares (as defined below); and

(f) receipt of any applicable approvals, including regulatory, stock exchange and shareholder approvals.

      The escrow agreement with the Escrow Agent will provide, among other things, that the Escrow Agent will, upon satisfaction of the Escrow Conditions, be irrevocably directed to release promptly from the Escrowed Amount the following (the "Mandatory Payments") in the order listed to the appropriate parties: (i) the Note Redemption Price; (ii) the Allocation Amount, if any;
(iii) the Series III Redemption Price; (iv) the Cash Collateralized Amount; and
(v) the commission payable to Westwind.

      The balance of the Escrowed Amount remaining, expected to be approximately CDN$27 million, will be released to Hollinger upon satisfaction of the Escrow Conditions and payment of the Mandatory Payments. These funds will be used by Hollinger for general corporate purposes.

      Hollinger has agreed, as soon as practicable following satisfaction of the Escrow Conditions and payment of the Mandatory Payments, to cause to be deposited into escrow with a
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licensed trust company (the "Share Escrow Agent") 10,981,538 International A
Shares (the "Escrowed Shares"). The Escrowed Shares will be held in escrow and will be released by the Share Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares.

      Hollinger has agreed to pay to Westwind a commission equal to 4% of the aggregate gross proceeds of the offering payable in cash at, and conditional on, the release of the Escrowed Amount as set forth above.

      Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

      THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS.

THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Media contact:                      For more information, please contact:
Jim Badenhausen                     Fred A. Creasey
646-805-2006                        416-363-8721


                              www.hollingerinc.com